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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

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The following communication was e-mailed to CBOT employees on April 17, 2001 and is currently available on the CBOT's intranet sites, MemberNet and OnBoard.

When I started a month ago, I asked you to get out of the bunker, take off the anxiety mask and put on the hat of hope. Judging from the conversations I have had with many of you and the members, the mood has become more positive. Thank you and keep it up.

I also asked you for feedback. The response was overwhelming. It was terrific that many of you felt so passionately about the CBOT that you wanted to give me your thoughts and ideas. A lot of your comments focused on organizational issues with particular concerns regarding personnel policies. We will be responsive with respect to some of the issues you raised. But we will not be doing everything, like reinstating the policy of sending employees candy on their birthdays.

Last week I completed the departmental review process. The responses were very good from the department heads, and allowed me to accomplish two important goals: introducing myself to each officer and department head on a one-on-one basis, and learning more about the specific activities that make up the Chicago Board of Trade. This was a very useful process that provides us with an opportunity to not only fix some problems, but also build new strategies to move us forward. Thanks for your insights.

We are making good progress on four major issues. On the regulatory front, our restructuring strategy is before the SEC and we are responding to their questions in order to achieve regulatory approval as soon as possible. The CBOE exercise right is out of the courtroom for now and back into the conference room, where we are having healthy conversations with the leaders of the CBOE on how to resolve this dispute. Chairman Neubauer, Carol Burke and I feel we are making positive progress.

In terms of our finances, on Monday, Glen Johnson mailed to our members the year 2000 financial statements, which show the CBOT is financially sound. Currently, our volume is exceeding budget, which helps our bottom line. However, there are gaps in the budget which we will close out. We will have a new budget in place for the second half of the year, as well as a pay-for-performance compensation plan that will be paid out at year-end so you will know the rewards of your work.

On technology, Chairman Neubauer and I will be in Frankfurt on April 25 for a meeting of the a/c/e supervisory board with our counterparts from Eurex. At present the relationship with our partners is strained, but I believe we will get some clarity when the issues are addressed face-to-face next week.

I also have had a series of meetings with the senior managers of our Information Systems team to go over the departmental budget and the list of projects to be addressed. We have a lot of work to accomplish in this area, and we will take the correct steps to make sure we have the right technology strategy and budget for the future.

Speaking of strategy, we are on record as stating we will have two strategies; one for our open outcry markets and one for screen-based. However, a lot of work remains to be done in terms of establishing who, what, where and when for these two approaches.

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As I see it, we will have four businesses to support these strategies: floor-
based trading, screen-based trading, real estate operations, and information services. We will have four managers with responsibility for managing these businesses and their associated revenue streams across a range of competency centers along the lines of technology, market and product development, regulatory, human resources, and building services.

This business model, which is a work in progress, will make our business managers more accountable and cause them to provide the most cost efficient product to their competency while improving the level of service. I hope to have a final plan and organizational structure in place by May 1 or soon thereafter. Then we will take this new organizational framework and put together by July 1 a budget that will carry us forward for the second half of 2001.

A lot of work has been done, but much remains. The departmental review process has given us a base to move forward. I am confident that we will achieve the above in short order and get on with the business of running the Exchange. I appreciate all of the feedback you have provided me, and I hope you will continue to give me your thoughts and ideas via email.

David

While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation, or shale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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